November 24, 2020
VIA EDGAR

Re:	ZoomInfo Technologies Inc.
Registration Statement on Form S-1
File No. 333-250905
Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
c/o Edwin Kim, Attorney-Advisor
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, ZoomInfo Technologies Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 9:00 a.m., New York, NY time, on November 27, 2020, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.
[Signature Page Follows]

Very truly yours,

ZOOMINFO TECHNOLOGIES INC.

By:	/s/ Anthony Stark
Name: Anthony Stark
Title: General Counsel and Corporate Secretary